Exhibit (a)(15)



                                                        October 16, 1998


 Not for release, publication or distribution in or into Canada, Australia or Japan.


                    MARSH & MCLENNAN COMPANIES, INC.

                        RECOMMENDED CASH OFFERS

                                  FOR

                           SEDGWICK GROUP PLC

             CLEARANCE RECEIVED FROM FEDERAL TRADE COMMISSION


 Marsh & McLennan Companies, Inc. and Sedgwick Group plc announced today that they have received clearance from the United States Federal Trade Commission ("FTC") for their proposed merger. The FTC granted early termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 on October 16, 1998.

 The consummation of the Offers remains subject to the satisfaction of certain other conditions, including relevant regulatory conditions. As previously announced, the acceptance period has been extended to 10.00 p.m. (London time), 5.00 p.m. (New York City time) on October 20, 1998. Marsh & McLennan has reserved the right to extend the Offers further beyond the October 20, 1998 closing date, but is not obliged to do so.

 Sedgwick Group plc is the London-based holding company of one of the world's leading insurance, reinsurance and consulting groups. This group provides insurance and reinsurance broking services, risk consulting, employee benefits consulting and related financial services from more than 290 offices in 70 countries.

 Marsh & McLennan Companies is a professional services firm providing risk and insurance services, investment management and consulting. More than 36,000 employees worldwide provide analysis, advice and transactional capabilities to clients in over 100 countries. Marsh & McLennan Companies' stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific and London stock exchanges. Its Web site address is www.marshmac.com.

 Contact:

 Marsh & McLennan
 Barbara Perlmutter            +1 212 345 5585

 Kekst & Company               +1 212 521 4800
 Jim Fingeroth
 Michael Freitag











 Brunswick                     +44 171 404 5959
 Alison Hogan

 Sedgwick                      +44 171 377 3456
 Julia Fish

 J.P. Morgan, Donaldson, Lufkin & Jenrette and Cazenove, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Marsh & McLennan and for no one else in connection with the Offers and will not be responsible to anyone other than Marsh & McLennan for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

 The Offers are not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

 Terms defined in the offer document dated September 4, 1998 have the same meaning in this announcement unless the context requires otherwise.